SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE TORO COMPANY
(Exact Name of Registrant as Specified in its Charter)

Delaware	41-0580470
(State of Incorporation or Organization)	(IRS Employer Identification Number)

8111 Lyndale Avenue South
Bloomington, Minnesota	55420
(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which
To Be So Registered	Each Class Is To Be Registered

Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURE
INDEX TO EXHIBITS
EX-2 Certificate of Adjusted Purchase Price

INFORMATION REQUIRED IN
REGISTRATION STATEMENT

     The undersigned registrant hereby amends the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on May 27, 1998 as set forth below:

Item 1. Description of Registrant’s Securities to Be Registered.

     On May 20, 1998, the Board of Directors of The Toro Company (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $1.00 per share, of the Company (the “Common Shares”). The dividend was payable at the close of business on June 14, 1998 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of May 20, 1998, between the Company and Wells Fargo Bank Minnesota, N.A. f/k/a Norwest Bank of Minnesota, N.A., as Rights Agent (the “Rights Agent”). A copy of the Rights Agreement is filed as Exhibit 1 hereto and is incorporated herein by this reference. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

     On March 20, 2003, the Board of Directors of the Company approved a two-for-one stock split of the Company’s Common Shares, which was effected in the form of a 100 percent stock dividend (the “Stock Split”). Holders of the Company’s Common Shares received one additional Common Share for every Common Share held on the record date of April 1, 2003, payable April 14, 2003. In connection with the Stock Split, pursuant to the Rights Agreement, the Board of Directors of the Company determined that certain adjustments to the terms of the Rights issued pursuant to the Rights Agreement were appropriate in order to preserve, without increasing or decreasing, the benefits accruing to the holders of the Rights following the Stock Split.

     Pursuant to Section 11(n) of the Rights Agreement, the number of Preferred Shares purchasable upon the exercise of each Right was decreased from one one-hundredth of a Preferred Share to one two-hundredth of a Preferred Share and the number of outstanding Rights was increased by 100% such that each Common Share outstanding immediately after the Stock Split shall have issued with respect to it one Right. Pursuant to Section 23 of the Rights Agreement, the Redemption Price of each Right was decreased by one-half from $0.01 to $0.005.

     Pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Shares, as a result of the Stock Split, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $200 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share.

     Pursuant to Section 12 of the Rights Agreement, the Company filed a Certificate of Adjusted Purchase Price or Number of Shares reflecting the foregoing adjustments (the “Certificate of Adjustment”) with the Rights Agent, which is also the Company’s transfer agent, and is herewith filing the Certificate of Adjustment with the Securities and Exchange Commission. A copy of the Certificate of Adjustment is attached hereto as Exhibit 2 and is incorporated herein by this reference.

     The following Summary of Rights to Purchase Preferred Shares also reflects the foregoing adjustments.

   Purchase Price

     Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Series B Junior Participating Voting Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Shares”) at a price of $180 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.

   Flip-In

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (as defined below), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

   Flip-Over

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

   Transfer and Detachment

     Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of the Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

   Distribution Date

The Distribution Date is the earlier of:

(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

   Exercisability

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 14, 2008 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

   Adjustments

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one two-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

   Preferred Shares

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $200 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one two-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, approximate the value of one Common Share.

   Exchange

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one two-hundredth of a Preferred Share per Right (subject to adjustment).

   Redemption

     At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   Amendments

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

   Rights as Holders

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2. Exhibits.

Exhibit
No.	Description

1	Rights Agreement, dated as of May 20, 1998, between The Toro Company and Wells Fargo Bank Minnesota, N.A. f/k/a Norwest Bank of Minnesota, N.A., as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 1 to The Toro Company’s Current Report on Form 8-K, dated May 27, 1998 (File No. 1-8649)).
2	Certificate of Adjusted Purchase Price or Number of Shares dated April 14, 2003 filed by The Toro Company with Wells Fargo Bank Minnesota, N.A., as Rights Agent (filed herewith).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORO COMPANY

By:	/s/ J. LAWRENCE MCINTYRE
J. Lawrence McIntyre Vice President, Secretary and General Counsel

Dated: April 14, 2003

THE TORO COMPANY

FORM 8-A/A

INDEX TO EXHIBITS

Exhibit
No.	Description	Method of Filing

1	Rights Agreement, dated as of May 20, 1998, between The Toro Company and Wells Fargo Bank Minnesota, N.A. f/k/a Norwest Bank of Minnesota, N.A., as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C	Incorporated by reference to Exhibit 1 to The Toro Company’s Current Report on Form 8-K, dated May 27, 1998 (File No. 1-8649)
2	Certificate of Adjusted Purchase Price or Number of Shares dated April 14, 2003 filed by The Toro Company with Wells Fargo Bank Minnesota, N.A., as Rights Agent	Filed herewith electronically.